EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2015	2014	2013	2012	2011
Earnings (loss) from continuing operations before taxes	$244,528	$151,815	$162,702	$167,772	$34,813
Less: Net earnings (loss) attributable to noncontrolling interests	—	1	4	6	213
Capitalized interest amortization	1,191	1,371	2,305	2,341	2,377
Fixed charges	93,024	90,242	80,779	81,034	82,770
Less: Capitalized interest	(810)	(563)	(1,004)	(1,339)	(794)
Total	$337,933	$242,864	$244,778	$249,802	$118,953
Fixed Charges:
Interest expense	$78,570	$77,600	$69,443	$70,009	$70,246
Portion of rental expense representative of interest factor	14,454	12,642	11,336	11,025	12,524
Total fixed charges	$93,024	$90,242	$80,779	$81,034	$82,770
Ratio of earnings to fixed charges	3.63	2.69	3.03	3.08	1.44